UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.

(Name of the Issuer)

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, INC.

PAGEFLEX ACQUISITIONS, INC.

EINAV HI-TEC ASSETS LTD.

AMOS KAMINSKI

PINHAS ROMIK

JAMES P. DORE

ELLY PERETS

COSTAS KITSOS

RONI A. EINAV

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE US$0.01 PER SHARE

(Title of Class of Securities)

571038108

(CUSIP Number of Class of Securities)

Marlborough Software Development Holdings, Inc. 500 Nickerson Road Marlborough, MA 01752-4695 +1-617-520-8400	Pageflex Acquisitions, Inc. 500 Nickerson Road Marlborough, MA 01752 +1-617-520-8400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Gregory L. White, Esq. Seyfarth Shaw LLP World Trade Center East Two Seaport Lane, Suite 300 Boston, MA 02210-2028 +1-617-946-4853	Janet Levy-Pahima, Adv. Herzog, Fox & Neeman Asia House 4 Weizmann Street Tel Aviv, Israel 6423904 +972-3-692-2020

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
US$982,946.42	US$134.07

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding common stock, par value US$0.01 per share (“Common Stock”), of Marlborough Software Development Holdings, Inc., a corporation organized under the laws of the State of Delaware (“MSDH” or the “Company”), other than Common Stock owned by Pageflex Acquisitions, Inc., a corporation organized under the laws of the State of Delaware (“Merger SPV”), or MSDH and any of their respective subsidiaries, at a purchase price of US$0.091 per share of Common Stock, without interest and subject to any applicable withholding tax. As of August 20, 2013, there were 10,801,609 Common Stock outstanding, none of which are owned by Merger SPV, MSDH or any of their respective subsidiaries. As a result, this calculation assumes the purchase of 10,801,609 Common Stock at US$0.091 per share (the “Merger Consideration”). The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying 0.0001364 by the Merger Consideration. The filing fee was paid with the initial filing of this Schedule 13E-3 on September 13, 2013.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134.07

Form or Registration No.: Schedule 13E-3 - Rule 13e-3 Transaction Statement

Filing Party: Marlborough Software Development Holdings, Inc.

Date Filed: September 13, 2013

EXPLANATORY NOTE

This Amendment No. 1 amends and restates Item 16 and the Exhibit Index of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) filed with the Securities and Exchange Commission on September 13, 2013. The purposes of this amendment are to correct the references to Exhibits (d)(ii) and (d)(iii), add references to Exhibits (d)(iv) and (d)(v) and to attach Exhibits (d)(iv) and (d)(v), which are filed herewith. The remainder of the Schedule is unchanged.

Item 16. Exhibits.

Item 16 of the Schedule is hereby amended and restated in its entirety as follows:

Regulation M-A Item 1016

Exhibit No.	Description

(a)(3)(i)	Preliminary Proxy Statement of Marlborough Software Development Holdings, Inc. (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on September 13, 2013)

(d)(i)	Agreement and Plan of Merger dated August 20, 2013, by and among MSDH and Merger SPV (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(d)(ii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Amos Kaminski (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iv)	Letter agreement dated August 18, 2013 between Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd.

(d)(v)	Letter agreement dated August 18, 2013 between Merger SPV and Amos Kaminski.

Exhibit Index

The Exhibits Index to the Schedule is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

(a)(3)(i)	Preliminary Proxy Statement of Marlborough Software Development Holdings, Inc. (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on September 13, 2013)

(d)(i)	Agreement and Plan of Merger dated August 20, 2013, by and among MSDH and Merger SPV (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(3)(i)).

(d)(ii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iii)	Voting Agreement dated August 20, 2013 between MSDH, Merger SPV and Amos Kaminski (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 20, 2013 and incorporated herein by reference).

(d)(iv)	Letter agreement dated August 18, 2013 between Merger SPV and Altshuler Shaham Provident Funds and Pension Ltd.

(d)(v)	Letter agreement dated August 18, 2013 between Merger SPV and Amos Kaminski.